Exhibit 12.1
LaSalle Hotel Properties
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends
(in thousands, except ratio data)
(unaudited)

	For the year ended December 31,
	2013	2012	2011	2010	2009
				(A)	(B)
Net income (loss) attributable to common shareholders	$70,984	$45,146	$12,934	$(24,793)	$(18,770)
Discontinued operations	0	0	(796)	851	(2,412)
Income tax expense	470	9,062	7,048	5,075	4,590
Noncontrolling interests	320	281	(1)	(191)	352
Fixed charges	75,550	74,999	70,115	63,454	65,042
Impairment of investment in hotel property	0	0	0	8,427	0
Amortization of capitalized interest	683	840	792	749	743
Distributions from unconsolidated entities	0	0	0	0	3
Capitalized interest	(649)	(370)	(459)	(200)	(703)
Earnings	$147,358	$129,958	$89,633	$53,372	$48,845
Fixed Charges
Interest	$55,263	$50,981	$38,737	$35,593	$36,956
Capitalized interest	649	370	459	200	703
Amort. of discounts and capitalized cost related to indebtness	2,253	1,915	967	907	995
Preference security dividends	17,385	21,733	29,952	26,754	26,388
Total fixed charges and preference security dividends	$75,550	$74,999	$70,115	$63,454	$65,042
Ratio of earnings to combined fixed charges and preferred share dividends	1.95	1.73	1.28	0.84	0.75

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2010 was approximately $10,082.

(B)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2009 was approximately $16,197.